                                                                  EXHIBIT (b)(4)

                                    EASTDIL
                         10100 Santa Monica Boulevard
                                  Suite 2430
                        Los Angeles, California  90067
                                  ----------
                     (310) 277-3232  Fax:  (310) 277-0692

October 22, 1999


Mr. H. Wayne Snavely                          Mr. Joseph A. Jaconi, Jr.
Chairman of the Board                         Chairman
Imperial Credit Commercial Asset              Special Committee of the Board of Directors
 Management Corp                              Imperial Credit Commercial Mortgage
23550 Hawthorne Boulevard                      Investment Corp.
Building 1, Suite 110                         11601 Wilshire Boulevard, Suite 2080
Torrance, CA   90505                          Los Angeles, CA   90025


Mr. Mark Karlan                               Mr. Kenneth Munkacy
President and Chief Executive Officer         Vice Chairman
Imperial Credit Commercial Asset              Special Committee of the Board of Directors
 Management Corp.                             Imperial Credit Commercial Mortgage
11601 Wilshire Boulevard                       Investment Corp.
Los Angeles, CA  90025                        11601 Wilshire Boulevard, Suite 2080
                                              Los Angeles, CA  90025


Gentlemen:

We understand the following with respect to Imperial Credit Industries, Inc., ("ICII"), Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), and Imperial Credit Commercial Asset Management Corp., ("Manager"), a wholly-owned subsidiary of ICII. ICII currently owns approximately nine percent of ICCMIC, and the remainder of ICCMIC is owned by various public stockholders (including certain officers and directors of ICCMIC, Manager, and ICII). Further, we understand that ICII owns Manager and that Manager entered into a management agreement (the "Management Agreement") with ICCMIC dated as of October 22, 1997, pursuant to which Manager formulates operating strategies and provides certain managerial and administrative functions for ICCMIC. We further understand that ICCMIC has no employees and currently relies upon Manager to operate its business on a day-to-day basis pursuant to the Management Agreement. The Management Agreement has certain provisions that allow ICCMIC to terminate or not renew the services of Manager on or after October 22, 1999. The Management Agreement contemplates that such a termination or non-renewal requires the payment of a "Termination Fee" to Manager pursuant to Section 15 of the Management Agreement (the "Termination Fee").


                                                         Eastdil Realty Co., LLC

Imperial Credit Commercial Mortgage Corp.
Imperial Credit Commercial Asset Management Corp.
Page 2

We understand that on July 22, 1999 ICII entered into a merger agreement (the "Merger Agreement") with ICCMIC whereby ICII would tender for all of the ICCMIC shares which it does not already own for consideration of approximately $11.50 cash per share or aggregate consideration of approximately $337 million. It is our understanding that ICII and ICCMIC have agreed in the Merger Agreement to:
(i) terminate the Management Agreement, (ii) obtain an appraisal of the Termination Fee payable in connection with the termination of the Management Agreement, and (iii) increase the price to be paid to the ICCMIC stockholders dollar for dollar in the event that the Termination Fee is appraised at an amount less than $35 million. In the event that the appraised amount of the Termination Fee exceeds $35 million, there is no price adjustment because Manager has agreed to cap the Termination Fee at $35 million. We understand that ICCMIC has hired Prudential Securities Incorporated to assist it in its negotiations with ICII and other third parties and in the evaluation of potentially superior proposals, and Prudential Securities Incorporated will render a fairness opinion on the ultimate merger transaction, if any, including the terms of any Termination Fee payment.

Background

We understand that Manager retained Houlihan Lokey Howard & Zukin ("Houlihan Lokey") to appraise the Termination Fee, and Houlihan Lokey's appraised value is $45 million. We understand that the Special Committee of the Board of Directors of ICCMIC retained Robert A. Stanger Co., Inc., ("Stanger") to appraise the Termination Fee, and Stanger's appraised value is $18 million. Because the Houlihan Lokey and Stanger appraised values differ by more than 20% of the higher amount, the Management Agreement requires a third appraisal to be conducted which shall determine the final appraised value of the Termination Fee in an amount not less than Stanger's $18 million value or more than Houlihan Lokey's $45 million value (subject to the $35 million cap). Houlihan Lokey and Stanger have recommended that Eastdil Realty Company L.L.C. ("Eastdil") conduct the third appraisal which will determine the final value of the Termination Fee (the "Valuation").

Assignment Limitations

The Valuation is being completed pursuant to the terms of Eastdil's October 6, 1999 retention agreement with you. This letter comprises the complete written Valuation report which is made as of the date of this letter. While we have used methodologies and financial analysis techniques believed to be established and generally accepted, this letter may not conform to various professional guidelines, compliance standards, or industry presentation formats. The value expressed in this Valuation is the most likely cash (or equivalent) price that Manager subject to the Management Agreement would bring in a competitive and open marketing process with buyer and seller both willing and knowledgeable of all material factors affecting price.

In formulating the Valuation, we have relied upon information listed in Exhibit I ("Information"). We have also interviewed key ICCMIC and Manager personnel and

Imperial Credit Commercial Mortgage Corp.
Imperial Credit Commercial Asset Management Corp.
Page 3

representatives of Houlihan Lokey, Stanger, and Prudential Securities Incorporated. The accuracy or completeness of the Information has not been verified, and we assume no liability regarding any Information errors, misstatements, or material changes that may have occurred after the Information was received. We have not physically inspected any assets owned by ICCMIC or managed by Manager. This Valuation does not incorporate any "Y2K" factors that could potentially affect value. With the Information and interview results, we have completed various studies and analyses that were determined to be appropriate based on our experience and knowledge of current market fundamentals. We have not completed any legal analysis or engaged counsel to interpret the terms or conditions of any Information items.

Assumptions

The Valuation is derived on a going-concern basis according to the terms and conditions contained in the Management Agreement. We assume that no undisclosed or unreported changes have occurred in: 1) policy, 2) authority, 3) agreements between ICCMIC and Manager, or 4) the Merger Agreement that would affect the Valuation. Consistent with past practice and the terms of the Management Agreement, we have assumed that Manager is reimbursed for all ICCMIC expenses including all general and administrative expenses.

Valuation Methodology

We have predominantly examined three methods to derive the Valuation: 1) analysis of revenue multiples based on recent comparable transactions; 2) analysis of recent bona fide offers to purchase Manager from credible investors;
3) analysis of EBITDA (earnings before interest, taxes, depreciation, and amortization) multiples based on comparable transactions (EBITDA capitalization method). To determine if a relevant revenue or EBITDA multiple should be above or below the average of its set, we have analyzed the following factors among others: 1) ICCMIC's share value and sector performance (relative to other mortgage REITs) to assess Manager's professional staff quality, investment policies, and corresponding value to comparable entities; 2) the ability to increase Manager income by increasing ICCMIC's asset base through investment of existing liquidity or the ability to obtain new and incremental debt and equity commitments in the current capital market.

Revenue and EBITDA Estimates

Actual and projected revenue and expense figures of Manager were analyzed to estimate 1999 EBITDA. Annual revenue has been estimated by multiplying the most recent actual quarter by four (after considering adjustment for any extraordinary or seasonal items). This annual estimating method accounts for current asset levels and corresponding revenue. To estimate 1999 revenue, we have subtracted the $41,000 incentive fee component from second quarter 1999 actual revenue of $1,837,000 for an adjusted second quarter actual revenue amount of $1,796,000. There was no incentive fee paid in first quarter 1999. Adjusted second quarter revenue is multiplied by four to arrive at total estimated 1999

Imperial Credit Commercial Mortgage Corp.
Imperial Credit Commercial Asset Management Corp.
Page 4

revenue of $7,184,000. Based on analysis of actual and projected operating expenses of Manager, we have estimated 1999 operating expenses (not including extraordinary expenses due to the merger and related activity) at $3,100,000; this operating expense estimate includes a $75,000 contingency factor but does not include the $91,000 corporate offices litigation settlement. Therefore, 1999 EBITDA is estimated to be $4,084,000.

Revenue Multiple Value

We have analyzed eight external management company transactions and determined that two transactions which were completed in 1999 are most comparable for purposes of this Valuation. These two comparable transactions have verified price and revenue data but have no EBITDA data available. The revenue multiples for these comparable transactions are 5.44 and 6.66 based on actual second quarter 1999 revenue multiplied by four to estimate the annual amount. The simple average of these two multiples is 6.05. Based on a revenue multiple of 6 applied to estimated 1999 revenue of $7,184,000, Manager would have a value of approximately $43 million.

Value Indication from Offers to Purchase

We have analyzed seven offers to purchase Manager. Based on offeror financial capability and due diligence completed during the offer process, we have determined that four of the seven offers are credible and contain terms and conditions that are generally acceptable. These credible offers range in value from $45,000,000 to $50,000,000 and are dated between November 1998 and April 1999. While it is significant that these offers were received subsequent to the capital market turmoil of third quarter 1998, each of these offers was tendered in the context of a bid for ICCMIC. In our opinion, this larger transaction context placed an upward bias on value allocated to Manager by these offers.

EBITDA Capitalization Value

We have analyzed 13 private real estate related management company transactions and determined that six of these transactions are relevant for consideration in this Valuation. These six transactions have EBITDA multiples ranging from 6.5 to 8.75 with an average of 7.65.

We have also reviewed current EBITDA multiples of seven public real estate service companies. Given ICCMIC's superior sector performance, we have determined that three of the four public real estate companies which lead their sector (in terms of current EBITDA multiples and recent performance) are relevant to this Valuation. We have not adjusted the multiples of these public companies to account for their significant brokerage revenue component, which has been cited as one of the major reasons for this sector's lagging performance. The three public companies determined to be comparable have current estimated EBITDA multiples ranging from 7.3 to 8.7 with an average of 7.8.

Imperial Credit Commercial Mortgage Corp.
Imperial Credit Commercial Asset Management Corp.
Page 5

We believe that EBITDA capitalization should be based on an EBITDA multiple that exceeds the average of the particular sample set being considered for the following reasons: 1) ICCMIC relative share value and performance have consistently lead the mortgage REIT sector; 2) the ability to grow the asset base with ICCMIC's cash balance (estimated to be approximately $115 million as of the date of this letter) allows a new owner to increase Manager profitability on a disproportionate basis to EBITDA growth due the high fixed cost structure of Manager (and comparable firms). However, the ability to increase Manager revenue with new and incremental capital commitments is severely limited given current capital market conditions.

Based on our analysis of factors affecting comparable EBITDA multiples, we have concluded that an EBITDA multiple of 8.0 is appropriate for determining manager value. Based on estimated 1999 EBITDA of $4,084,000, Manager value would be $32,672,000.

Valuation Reconciliation

Most buyers and sellers value service companies such as manager on an EBITDA capitalization basis. Therefore, we rely on EBITDA capitalization for the Valuation. Based on the value levels indicated by the revenue multiple method, and based on prior credible offers to purchase Manager, we round the EBITDA capitalized value to $33,000,000.

EASTDIL'S VALUATION IS $33,000,000.
----------------------------------

Limitations

This letter is intended for use by ICCMIC and Manager. The Valuation and conclusions contained in this letter should not be relied upon by any parties other than those to whom this letter is addressed. This letter is a summary document and is not intended to be a complete description of the analyses performed and information considered in arriving at the Valuation conclusion.

Very truly yours,


/s/ Kevin Dretzka                      /s/ Steven McKenzie

Kevin Dretzka                          Steven McKenzie
Managing Director                      Managing Director

                                   EXHIBIT I
                                  INFORMATION


1) Copies of Prudential Securities Inc. confidential presentations to the Imperial Credit Commercial Mortgage Corp. ("ICCMIC") Board of Directors dated June 25, 1999, May 3, 1999, and March 16, 1999 summarizing and analyzing various merger proposals and offers to acquire ICCMIC and to terminate the Management Agreement.

2)   ICCMIC offering memorandum prepared by Prudential Securities, Inc.

3) Minutes of the meetings of the Board of ICCMIC and committees thereof from July 31, 1997 through May 18, 1999.

4) A copy of the Board Book provided in connection with the fourth quarter 1998 regular meeting of the Board of Directors of ICCMIC held on December 14, 1998 and a copy of the Board Book provided in connection with the second quarter 1999 regular meeting of the Board of Directors held on June 18, 1999.

5)   The initial public offering ("IPO") prospectus for ICCMIC.

6) The Imperial Credit Commercial Asset Management Corp. ("Manager") management agreement.

7)   The organization documents for ICCMIC.

8)   Communications relating to the management agreement.

9)   Calculations of management fees paid since inception.

10)  Offers to acquire or merge with ICCMIC.

11)  Merger agreement with Imperial Credit Industries, Inc.

12)  Information relating to negotiations of merger agreement.

13)  ICCMIC business plans.

14)  Communications relating to ICCMIC business plans.

15)  Estimates of the liquidation value of the ICCMIC.

16)  Organization chart for ICCMIC.

17)  General correspondence to investors for 1997, 1998, and 1999.

18)  1999 and 2000 ICCMIC budgets and reconciliation to actual performance.

19)  Various management reports and board reports.

20) Analyses which have been utilized as support for approval of the management agreement by the Board of Directors.

INFORMATION
Page 2



21)  Manager budgets and operating statements.

22)  Manager business plans prepared from inception to 8/6/99.

23)  Organization chart for Manager.

24)  Organization documents for Manager.

25)  Schedule of management fees received by Manager.

26)  Resumes for key employees.

27)  Schedule of compensation for Manager employees.

28)  Schedule indicating ownership by person of Manager debt or equity.

29)  Offers to purchase Manager.

30)  Information relating to Manager value.

31) A summary of General & Administrative Expenses & Management Fees by quarter which has been updated to include the quarter ended June 30, 1999.

32) A copy of the Everen Securities, Inc. Appraisal Report dated July 13, 1999 appraising the value of the RAI Advisors, LLC external management agreement with the IMPAC Commercial Mortgage REIT (NYSE:ICH) which was acquired by Fortress for $6 million cash.

33) A copy of the Stifel, Nicolaus & Company Fairness Opinion Presentation to the Special Committee of the Board of Directors of the IMPAC Mortgage Holding REIT (NYSE: IMH) dated December 19, 1997 on the $44 million termination fee paid in connection with the termination of the Imperial Credit Advisors, Inc. external management agreement.

34) A copy of certain pages from the Confidential Presentation to the ICCMIC Board of Directors from Merrill Lynch dated December 4, 1998 in connection with the potential merger ("Project Stanley Cup") between ICCMIC and NorthStar Capital Investment Corp. regarding Merrill Lynch's valuation analysis of Manager.

35) A copy of a spreadsheet prepared from public EDGAR filings on 11 commercial mortgage REITs and one residential mortgage REIT and their external management companies which include, for each mortgage REIT, a column of information describing: (1) the base and incentive management fee compensation structure, (2) the termination fee language in the management agreement, if any, (3) the actual termination fee paid to terminate the external management agreement for five of the REITs, (4) the amount of IPO stock options in the REIT granted to the management company or its officers, and (5) the quarterly base and incentive management fees earned from 1999Q2 back to 1998Q1.

INFORMATION
Page 3


36) Offer letters from Anthracite Capital, Inc. dated February 1, 1999 and February 8, 1999.

37)  A copy of the ICCMIC Investment Policies and Guidelines (as amended on
                          ----------------------------------
     December 14, 1998).

38)  Various ICCMIC and Manager projections.

39) Report to the Special Committee of the Board of Directors of ICCMIC dated September 13, 1999 prepared by Robert A. Stanger & Co., Inc.

40) Management Agreement Termination Fee Valuation report dated September 10, 1999 and letter dated September 14, 1999 prepared by Houlihan Lokey Howard and Zukin Financial Advisors, Inc.

41)  Preliminary Proxy Statement.